Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

06013624

May 3, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 1 7 2006
152
WASH. D.C.

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued May 1, 2006 with an accompanying Material Change Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

PROCESSED
MAY 2 3 2006
THOMSON
FINANCIAL

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports High Grade Results in Boundary Zone

Vancouver (May 1, 2006) - **Imperial Metals Corporation (III-TSX)** reports significant mineralization was encountered in Boundary Zone drilling at Mount Polley. Drill hole ND06-05 intersected 39.2 metres grading 0.90% copper and 0.68 g/t gold and hole ND06-06 intersected 34.8 metres grading 0.98% copper and 1.12 g/t gold. Both these intercepts are in magnetite breccia, geologically similar to the host of high grade mineralization drilled in the C2 Zone earlier this year (ref: NR April 6/06).

Higher gold grades were returned for selected intervals within the magnetite breccia bodies. Drill hole ND06-06 intersected 8.7 metres grading 1.13% copper and 2.25 g/t gold and hole ND06-07 intersected 11.9 metres grading 0.55% copper and 2.12 g/t gold and a second interval starting at a depth of 75.1 meters intersected 25.0 metres grading 1.51% copper and 2.56 g/t gold. This deeper interval includes a very high grade section of 3.75% copper and 8.42 g/t gold over 5.0 metres.

The Boundary Zone is located west of the Wight Pit. Drilling will continue with the intention of developing additional high grade mill feed. Select results from the holes targeting the magnetite breccia at the Boundary Zone are as follows:

Drill Hole #	Azimuth	Dip	Total Length (m)	Interval from (m)		Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
ND06-05	0°	-90°	185.6	102.6	-	141.8	39.2	0.90	0.68	*Pending*
and				152.7	-	172.5	19.8	0.69	0.61	*Pending*
ND06-06	0°	-90°	150.6	4.9	-	13.6	8.7	1.13	2.25	*Pending*
and				40.0	-	62.5	22.5	0.37	0.40	*Pending*
and				77.5	-	112.3	34.8	0.98	1.12	*Pending*
ND06-07	0°	-90°	143.0	3.1	-	15.0	11.9	0.55	2.12	*Pending*
and				75.1	-	100.1	25.0	1.51	2.56	*Pending*
including				82.5	-	87.5	5.0	3.75	8.42	*Pending*
ND06-08	0°	-90°	181.7	50.0	-	102.1	52.1	0.49	0.54	*Pending*
and				130.1	-	144.6	14.5	0.67	0.92	*Pending*
ND06-09	0°	-90°	384.4	46.6	-	52.8	6.2	1.02	0.55	*Pending*
and				97.6	-	139.3	41.6	0.56	0.42	*Pending*

The deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. Silver analysis will be completed at Acme Analytical Laboratory in Vancouver.

Drilling in 2006 will continue to investigate exploration targets generated in 2005 and expansion of existing zones. A table of the drill results is available on Imperial's website at *www.imperialmetals.com*. The producing Mount Polley copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 // info@imperialmetals.com


N
W
E
S
ND06-10
ND06-07
ND06-06
ND06-08
ND04-01
ND04-02
ND04-03
ND04-04
ND06-09
ND06-05
0
50
100
Metres
WIGHT PIT
BOUNDARY ZONE
BELL PIT
CARIBOO PIT
C2 ZONE
MOUNT POLLEY MILL SITE
TALL FIR ZONE
SOUTHEAST ZONE
Imperial Metals
MOUNT POLLEY PROPERTY
BOUNDARY ZONE DIAMOND DRILLING
Imperial 2006 Drilling
Roads
Previous Drilling
Property Boundary
Imperial 2004 Drilling
0
510
1,020
Metres
DATE : 05/01/2006

#82-34714

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer")

Item 2. Date of Material Change

May 1, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on May 1, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported significant mineralization was encountered in Boundary Zone drilling at Mount Polley.

Item 5. Full Description of Material Change

The Issuer reported significant mineralization was encountered in Boundary Zone drilling at Mount Polley. Drill hole ND06-05 intersected 39.2 metres grading 0.90% copper and 0.68 g/t gold and hole ND06-06 intersected 34.8 metres grading 0.98% copper and 1.12 g/t gold. Both these intercepts are in magnetite breccia, geologically similar to the host of high grade mineralization drilled in the C2 Zone earlier this year (ref: NR April 6/06).

Higher gold grades were returned for selected intervals within the magnetite breccia bodies. Drill hole ND06-06 intersected 8.7 metres grading 1.13% copper and 2.25 g/t gold and hole ND06-07 intersected 11.9 metres grading 0.55% copper and 2.12 g/t gold and a second interval starting at a depth of 75.1 meters intersected 25.0 metres grading 1.51% copper and 2.56 g/t gold. This deeper interval includes a very high grade section of 3.75% copper and 8.42 g/t gold over 5.0 metres.

The Boundary Zone is located west of the Wight Pit. Drilling will continue with the intention of developing additional high grade mill feed. Select results from the holes targeting the magnetite breccia at the Boundary Zone are as follows:

Drill Hole #	Azimuth	Dip	Total Length (m)	Interval from (m)		Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
ND06-05	0°	-90°	185.6	102.6	-	141.8	39.2	0.90	0.68	*Pending*
and				152.7	-	172.5	19.8	0.69	0.61	*Pending*
ND06-06	0°	-90°	150.6	4.9	-	13.6	8.7	1.13	2.25	*Pending*
and				40.0	-	62.5	22.5	0.37	0.40	*Pending*
and				77.5	-	112.3	34.8	0.98	1.12	*Pending*
ND06-07	0°	-90°	143.0	3.1	-	15.0	11.9	0.55	2.12	*Pending*
and				75.1	-	100.1	25.0	1.51	2.56	*Pending*
including				82.5	-	87.5	5.0	3.75	8.42	*Pending*

Drill Hole #	Azimuth	Dip	Total Length (m)	Interval from (m)		Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
ND06-08	0°	-90°	181.7	50.0	-	102.1	52.1	0.49	0.54	*Pending*
and				130.1		144.6	14.5	0.67	0.92	*Pending*
ND06-09	0°	-90°	384.4	46.6	-	52.8	6.2	1.02	0.55	*Pending*
and				97.6	-	139.3	41.6	0.56	0.42	*Pending*

The deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. Silver analysis will be completed at Acme Analytical Laboratory in Vancouver.

Drilling in 2006 will continue to investigate exploration targets generated in 2005 and expansion of existing zones. A table of the drill results is available on Imperial's website at *www.imperialmetals.com*. The producing Mount Polley copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, BC.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated May 1, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports High Grade Results in Boundary Zone

Vancouver (May 1, 2006) - **Imperial Metals Corporation (III-TSX)** reports significant mineralization was encountered in Boundary Zone drilling at Mount Polley. Drill hole ND06-05 intersected 39.2 metres grading 0.90% copper and 0.68 g/t gold and hole ND06-06 intersected 34.8 metres grading 0.98% copper and 1.12 g/t gold. Both these intercepts are in magnetite breccia, geologically similar to the host of high grade mineralization drilled in the C2 Zone earlier this year (ref: NR April 6/06).

Higher gold grades were returned for selected intervals within the magnetite breccia bodies. Drill hole ND06-06 intersected 8.7 metres grading 1.13% copper and 2.25 g/t gold and hole ND06-07 intersected 11.9 metres grading 0.55% copper and 2.12 g/t gold and a second interval starting at a depth of 75.1 meters intersected 25.0 metres grading 1.51% copper and 2.56 g/t gold. This deeper interval includes a very high grade section of 3.75% copper and 8.42 g/t gold over 5.0 metres.

The Boundary Zone is located west of the Wight Pit. Drilling will continue with the intention of developing additional high grade mill feed. Select results from the holes targeting the magnetite breccia at the Boundary Zone are as follows:

Drill Hole #	Azimuth	Dip	Total Length (m)	Interval from (m)		Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
ND06-05	0°	-90°	185.6	102.6	-	141.8	39.2	0.90	0.68	*Pending*
and				152.7	-	172.5	19.8	0.69	0.61	*Pending*
ND06-06	0°	-90°	150.6	4.9	-	13.6	8.7	1.13	2.25	*Pending*
and				40.0	-	52.5	22.5	0.37	0.40	*Pending*
and				77.5	-	112.3	34.8	0.98	1.12	*Pending*
ND06-07	0°	-90°	143.0	3.1	-	15.0	11.9	0.55	2.12	*Pending*
and				75.1	-	100.1	25.0	1.51	2.56	*Pending*
including				82.5	-	87.5	5.0	3.75	8.42	*Pending*
ND06-08	0°	-90°	181.7	50.0	-	102.1	52.1	0.49	0.54	*Pending*
and				130.1		144.6	14.5	0.67	0.92	*Pending*
ND06-09	0°	-90°	384.4	46.6	-	52.8	6.2	1.02	0.55	*Pending*
and				97.6	-	139.3	41.6	0.56	0.42	*Pending*

The deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. Silver analysis will be completed at Acme Analytical Laboratory in Vancouver.

Drilling in 2006 will continue to investigate exploration targets generated in 2005 and expansion of existing zones. A table of the drill results is available on Imperial's website at *www.imperialmetals.com*. The producing Mount Polley copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 // info@imperialmetals.com